Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year to date March 31,	Year ended December 31,
(in thousands, except for ratio)	2017	2016	2015	2014	2013	2012

Pretax income from continuing operations	$8,209	$14,375	$43,675	$27,133	$10,943	$7,977

Fixed charges:
Interest expense	2,890	23,761	6,854	1,520	1,894	2,346

Earnings (a)	11,099	38,136	50,529	28,653	12,837	10,323

Fixed charges (b)	2,890	23,761	6,854	1,520	1,894	2,346

Ratio of earnings to fixed charges (a/b)	3.8	1.6	7.4	18.9	6.8	4.4